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                                                               Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

                       ADP TO ACQUIRE CUNNINGHAM GRAPHICS

ROSELAND, NJ, May 3, 2000--Automatic Data Processing, Inc. (NYSE:AUD), has entered into a definitive agreement to acquire Cunningham Graphics International, Inc. (NASD:CGII) (Cunningham) for $22 per share in cash, Arthur
F. Weinbach, chairman and chief executive officer announced today.

    Cunningham, with annual revenues exceeding $160 million, is a leading provider of time-sensitive printing to the financial services industry, specializing in printing and distribution of complex research reports.

    Commenting on the transaction, Mr. Weinbach said, "Cunningham's services are a natural extension of the print and distribution services of our Brokerage Services Investor Communications business. With the acquisition we will be better able to (1) offer coordinated, one-stop shopping to meet a broad array of financial industry investor communication needs, and (2) increase our ability to offer both print and electronic distribution of critical investor documents."

    The transaction is subject to customary closing conditions and various regulatory approvals. ADP expects to commence a tender offer to purchase all of Cunningham's common shares within the next seven business days. Certain directors and officers of Cunningham, holding in the aggregate approximately 45% of the outstanding common shares, have agreed to tender their common shares pursuant to ADP's offer.

    ADP, with over $5 billion in revenue and more than 450,000 clients, is one of the largest independent computing services firms in the world.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF CUNNINGHAM. AT THE TIME ADP COMMENCES THIS OFFER, IT WILL FILE A TENDER OFFER STATEMENT AND CUNNINGHAM WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. ADP WILL MAKE AVAILABLE TO ALL SHAREHOLDERS OF CUNNINGHAM, AT ADP'S EXPENSE, THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS AND CUNNINGHAM WILL MAKE AVAILABLE TO ALL ITS SHAREHOLDERS, AT CUNNINGHAM'S EXPENSE, THE SOLICITATION/RECOMMENDATION STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

This release contains "forward-looking statements" based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ from those expressed. Factors that could cause differences include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; overall economic trends, including interest rate and foreign currency trends; stock market activity; auto sales and related industry changes; employment levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions.